



SECURITIES AND EXCHANGE COMMISSION

12061680

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SEC Mail Processing Section

MAY 29 2012

Washington DC 405

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-50979

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/11 (MM/DD/YY) AND ENDING 03/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COLDBROOKE FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2601 MAIN STREET #700
(No. and Street)

IRVINE	CA	92614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nina Manning (949) 794-1050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CARLSON & SMITH LLP
(Name – *if individual, state last, first, middle name*)

5550 TOPANGA CANYON BLVD. #155	WOODLAND HILLS	CA	91367
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GARY L. KALTENBACH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COLDBROOKE FINANCIAL SERVICES, INC., as of MARCH 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman of the Board
Title

SEE ATTACHED
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ____________________
2 ____________________
3 ____________________
4 ____________________
5 ____________________
6 ____________________

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of ORANGE

Subscribed and sworn to (or affirmed) before me on this 5 (Date) day of MAY (Month), 2012 (Year), by

(1) GARY L KALTERBACH, (Name of Signer)

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (and

(2) ____________________, (Name of Signer)

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

NOREEN ANN PEADICK
Commission # 1802677
Notary Public - California
Orange County
My Comm. Expires Jun 20, 2012

Place Notary Seal Above

Signature Noreen Ann Peadick
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report

Document Date: 5-2-12 Number of Pages: 2

Signer(s) Other Than Named Above: None

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here



CERTIFIED PUBLIC ACCOUNTANTS

WARNER CENTER
5550 TOPANGA CANYON BOULEVARD, SUITE 155
WOODLAND HILLS, CALIFORNIA 91367
(818) 887-3505
FAX (818) 887-6439
www.carlsoncpa.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Coldbrooke Financial Services, Inc.
Irvine, California

We have audited the accompanying statement of financial condition of Coldbrooke Financial Services, Inc., (the Company) as of March 31, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 1(b) to the financial statements, the Company recognizes agent commission income, and the entity's override income, when received and agent commission expense when paid. In our opinion, accounting principles generally accepted in the United States of America require that revenue be recognized when earned and expenses be recognized when incurred.

In our opinion, except for the effects of not accruing certain revenue earned and certain expenses incurred at the end of the fiscal year (as discussed in the preceding paragraph), the financial statements referred to above present fairly, in all material respects, the financial position of Coldbrooke Financial Services, Inc. as of March 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management

and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company's compliance with NASD rule 2420 has been questioned by Financial Industry Regulatory Authority. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to this matter is also described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Carlson & Smith LLP

Carlson & Smith LLP
Woodland Hills, California
May 25, 2012

COLDBROOKE FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
March 31, 2012

ASSETS

Cash and cash equivalents	$	53,610
Receivable from shareholder		20,004
Receivable from related entities		13,910
	$	87,524

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable, accrued expenses and other liabilities	$	86
Income taxes payable		5,673
Total liabilities		5,759
Stockholder's Equity:		
Class A common stock, no par value, authorized 10,000 shares, issued and outstanding 1,000 shares		1,000
Class B common stock, no par value, authorized 990,000 shares, issued and outstanding 9,000 shares		9,000
Retained earnings		71,765
Total stockholder's equity		81,765
	$	87,524

See accompanying notes and independent auditors' report.

COLDBROOKE FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
For the Year Ended March 31, 2012

Revenue		
All Other Securities Commissions	$	632,451
Other income		194,641
		827,092
Expenses		
Other employee compensation and benefits		631,948
Regulatory fees and expenses		1,541
Other expenses		164,558
		798,047
Income before income taxes		29,045
Income taxes		7,193
Net income	$	21,852
Basic earnings per share	$	2

See accompanying notes and independent auditors' report.

COLDBROOKE FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended March 31, 2012

	Capital Stock					
	Common Class A		Common Class B			
	Shares	Amount	Shares	Amount	Retained Earnings	Total Stockholder's Equity
Balance at March 31, 2011	1,000	$ 1,000	9,000	$ 9,000	$ 49,913	$ 59,913
Net income					21,852	21,852
Balance at March 31, 2012	1,000	$ 1,000	9,000	$ 9,000	$ 71,765	$ 81,765

See accompanying notes and independent auditors' report.

COLDBROOKE FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended March 31, 2012

Cash flows from operating activities		
Net income		$ 21,852
Adjustments to reconcile net income to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Accrued Interest receivable	(108)	
Increase (decrease) in operating liabilities:		
Accounts payable, accrued expenses and other liabilities	42	
Income taxes payable	4,696	
Total adjustments		4,630
Net cash provided by operating activities		26,482
Cash flows from investing activities		
Loan to shareholder	(20,000)	
Loan to related entity	(8,321)	
Net cash used in investing activities		(28,321)
Net decrease in cash		(1,839)
Cash and cash equivalents, April 1, 2011		55,449
Cash and cash equivalents, March 31, 2012		$ 53,610
Supplemental Disclosures		
Income taxes paid		$ 2,497

See accompanying notes and independent auditors' report.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Coldbrooke Financial Services, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies have been consistently applied in the preparation of the financial statements.

(a) Business Activity

The Company is a registered limited broker dealer created to facilitate the payment of variable product commissions paid by Signator Investors, Inc. (SII) on sales of variable products made by dual agents of SII and Signature Resources, Insurance & Financial Services, Inc. (the Agency), formally owned by the shareholder of the Company. SII is an affiliated broker dealer of John Hancock Life Insurance Company. The Company is an affiliate of the Agency. The Company accepts commissions earned by dual agents and pays such compensation to the Agency for payment to such dual agents. The Agency cannot accept such compensation because it is not a registered broker dealer. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company receives overrides from the domestic sale of John Hancock Variable Life Insurance Company products but does not participate in or facilitate their sale. As a broker dealer, the Company has only one registered representative and no non-registered employees. The Company does not anticipate selling any products to the general public or having any customer accounts.

(b) Revenue and Cost Recognition

Broker-dealers are guided in their preparation of financial statements primarily by US generally accepted accounting principles (GAAP) for business enterprises in general. However, broker-dealers are further subject to SEC Rule 17a-5 and the Financial and Operational Combined Uniform Single (FOCUS) forms thereunder, which require the Company to report its "Net Capital" at the end of each quarter. GAAP requires the Company to recognize its income as earned and expenses as incurred. However, the Company with permission from FINRA, recognizes dual agents' commissions and the Company's override income when received. Dual agents' commission expenses are also recognized when commissions are paid to the Agency. The Company pays commissions to the Agency within one day of the receipt of commissions. FINRA approved this use of the cash method of accounting for recognition of commission and override income, and corresponding commission expense because using the accrual method of accounting would have resulted in a distortion of "Net Capital". Commission receivables are considered as "non-allowable" asset. However, commission payables are included as the Company's debt for "Net Capital" calculation. The fact that commissions and overrides are always received within one week from when they are earned was also taken into consideration. Period expenses are recognized when incurred.

As of March 31, 2012, there was one week of commissions and overrides that were not recorded as income. Additionally one week of commission expense was not recorded for the fiscal year then ended. If they had been accrued as receivable and payable the Company's asset and liabilities would have been increased by $9,451 and $7,664 respectively and its income for the year would have been increased by $1,787. "Net Capital" as of March 31, 2012 would have been $40,187.

(c) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

(e) Income Taxes

Because the sole shareholder of the Company owns 100% of two other C corporations, three corporations are considered brother-sister type of controlled corporate group and are allowed only one set of graduate income tax brackets, one $250,000 accumulated earnings credit and one $40,000 exemptions amount for Alternative Minimum Tax purpose for federal income tax. Each of these items is to be allocated equally among the members of the group unless they all consent to a different apportionment. During the fiscal year ended March 31, 2012, one of the other C corporations owned by the shareholder (which was inactive) was dissolved. The other corporation had no activity thus the Company was allocated 100% of lower tax bracket, accumulated earnings credit and exemption amount for alternative minimum tax.

The Company reports its liability and expense for income taxes in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Accounting for Income Taxes. FASB ASC 740 requires the recognition of deferred tax liabilities and assets for the expected future tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statements carrying amounts and the tax basis of assets and liabilities. Under this guidance the Company recognizes the tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 2 – CASH & CASH EQUIVALENTS

Following is a summary of cash and cash equivalents at March 31, 2012:

Cash in bank	$ 53,610

At March 31, 2012, there were no cash equivalents.

NOTE 3 – INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the statement of income are as follows:

	Current	Deferred	Total
Federal	$ 4,450	$ 0	$ 4,450
State and local	2,743	0	2,743
	$ 7,193	$ 0	$ 7,193

At March 31, 2012, there was no deferred tax asset or liability. There was no difference in the amounts of assets and liabilities recognized for financial reporting and income tax purpose.

As of March 31, 2012, there were no uncertainties or events that are reasonably possible of occurring the next 12 months that would cause a significant change in the amounts of unrecognized tax benefits. No interest or penalties are recognized in the statement of operations relative to uncertain tax positions.

NOTE 4 – CONCENTRATION OF CREDIT RISK

The Company's cash funds are located in a single financial institution. Cash accounts at the bank are insured by the FDIC for up to $250,000. At March 31, 2012, the Company's cash balance did not exceed the insured limit.

NOTE 5 – COMMON STOCK

The Company is authorized to issue and has issued two classes of common stock: Class A common stock, a type of voting stock, and Class B common stock, a type of non-voting stock.

NOTE 6 – BASIC EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Company has issued no dilutive potential common shares.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2012, the Company had net capital of $ 47,851, which was $ 42,851 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.12 to 1.

NOTE 8 – MAJOR CUSTOMERS/PRODUCTS

Almost one hundred percent of the Company's revenue is derived from sales of a variety of products offered by one major insurance company. If that insurance company goes bankrupt or undergoes substantial change, it could adversely affect the Company's operations. However, with resources currently available to the Company, the Company should be able to change its operation and sell a variety of other products from other insurance companies within a very short time.

NOTE 9 – RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with the Agency formerly owned by the shareholder that is now wholly owned by the shareholder's two sons. Under this agreement, the Company pays this related entity a monthly administrative fee for services performed by employees of the related entity, rent for office space, telephone costs, and the cost of office furniture and equipment usage. The fees are determined from time to time in accordance with a formula developed by a third party on a reasonable basis. The terms of the agreement will remain in effect until the agreement is cancelled in writing by either party or the related party's contract with John Hancock Life Insurance Company is terminated. These agreements will be cancelled and new ones drafted should the current terms materially change. For the fiscal year ended March 31, 2012, the Company paid $36,000 in administrative fees, $25,015 in rent, $652 in telephone, $11,400 in furniture and equipment usage. Additionally, the Company paid, by agreement, a consulting fee of $45,000.

The "Receivable from related entities" consists of accounting fees paid by the Company on behalf of another corporation owned by the shareholder and the shareholder's sole proprietorship and accrued interest. As of March 31, 2012, the principal balance of receivable was $13,806. Although this indebtedness is noninterest bearing, interest at 0.87% per year has been imputed. During the year ended March 31, 2012, $104 Interest income was accrued. The Company expects to collect the receivable within three years.

NOTE 9 – RELATED PARTY TRANSACTIONS (CONTINUED)

The Company loaned $20,000 to the shareholder during the year ended March 31, 2012. Although this indebtedness is noninterest bearing, interest at 0.25% per year has been imputed and included in the "Receivable from shareholder" and "Other income". Interest income for the year ended March 31, 2012 was $4. The Company expects to collect the receivable within three years.

NOTE 10 – GOING CONCERN DUE TO REGULATORY ISSUES

In November 2011 FINRA conducted a "Sales Practice and Financial/Operational examination" of the Company. As a result of this examination which included reviews of Net Capital, Organization and Internal Controls and Reserve Formula, the Company was cited for non-compliance with NASD Rule 2420. This rule prohibits "Dealing with Non-Members". As noted in Note 1(a) the Company accepts commissions earned by dual agents of SII and the Agency and pays such compensation to the Agency. In 2007, based on advice of counsel and SII, the Company entered into this agreement with SII and the Agency relying on a "No Action Letter" issued by the SEC Division of Market Regulation to First America Brokerage Services dated September 28, 1995. However, in the current opinion of FINRA personnel, this arrangement between the Company, the Agency and SII does not conform to the "No Action Letter" since the Company is currently passing on commissions of agents, who are not registered with the Company, to an un-registered entity. Previous examinations did not find this business practice to be in non-compliance with NASD Rule 2420. FINRA notified the Company that an unregistered entity (the Agency) that receives commissions should be registered as a broker/dealer and requested a written response from the Company addressing this exception by January 16, 2012. Subsequently FINRA personnel stated that the SEC "No Action Letter" does not apply to the current relationship between SII and the Company, but may speak to the relationship between SII and the Agency. The Company notified SII of the FINRA findings and possible resolutions for their review. SII did not agree with FINRA's position and without further clarification of the use of the SEC "No Action Letter", it has refused to pay commissions and overrides directly to the Agency. Therefore, the Company has been externally forced to revise its operations. SII will send all variable product commissions and overrides earned by dual agents to Signature Compensation Services, a dba of Gregory Kaltenbach, Sole Proprietor. Gregory Kaltenbach is a registered principal of SII, a part owner of the Agency and the organization's OSJ (Office of Supervisory Jurisdiction). As a Sole Proprietor, Mr. Kaltenbach may receive these payments without obtaining a Broker-Dealer Certificate from the State of California. However, before the payments of commissions and overrides can be made to Mr. Kaltenbach, he must sign a new general agency contract with John Hancock. The Company reported to FINRA this change would take place no later than March 31, 2012. However, as of May 25, 2012, Mr. Kaltenbach has not signed the contract with John Hancock and the Company is still accepting commissions earned by dual agents and overrides. Once variable products commission and override payments to Mr. Kaltenbach's Sole Proprietorship begins, the Company will no longer receive commissions or overrides and begin the process to cease conducting business as a broker dealer.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated all events subsequent to the balance sheet date of March 31, 2012 and has determined that there are no subsequent events that require disclosure under FASB ASC 855, Subsequent Events.

SCHEDULE I
COLDBROOKE FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of March 31, 2012

Net Capital	
Total stockholder's equity	$ 81,765
Deduct stockholder's equity not allowable for net capital	0
Total stockholder's equity qualified for net capital	81,765
Add:	
Subordinated borrowings allowable in computation of net capital	0
Other allowable credits	0
Total capital and allowable subordinated borrowings	81,765
Non-allowable assets:	
Receivable from shareholder	(20,004)
Receivable from related entities	(13,910)
Net Capital before haircuts on security positions	47,851
Haircuts on securities	0
Net Capital	$ 47,851
Aggregate indebtedness	
Items included in statement of financial condition	
Accounts payable, accrued expenses and other liabilities	$ 86
Income taxes payable	5,673
Total aggregate indebtedness	$ 5,759
Computation of basic net capital requirment	
Minimum net capital required based on aggregate indebtedness	$ 384
Minimum dollar requirement	$ 5,000
Net capital required	$ 5,000
Excess net capital	$ 42,851
Excess net capital at 1,200 percent	$ 41,851
Ratio: aggregate indebtedness to net capital	0.1204

See accompanying notes and independent auditors' report.

SCHEDULE I
COLDBROOKE FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of March 31, 2012

Reconciliation with company's computation (included in Part IIA of Form X-17A-5 as of March 31, 2012)

Net Capital as reported in Company's Part IIA (unaudited) FOCUS report	$	52,546
Audit adjustment to update income tax provision		(4,695)
Audit adjustment to reclassify accounting fees of related entities		8,169
Unallowable assets booked by audit adjustments		
Receivable from related entities		(8,169)
Unallowed assets removed by audit adjustments		
Net Capital as reported above	$	47,851

See accompanying notes and independent auditors' report.

COLDBROOKE FINANCIAL SERVICES, INC.
SUPPLEMENTARY INFORMATION
As of March 31, 2012

1. Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Not applicable because the company is exempt under Rule 15c3-3 section (k) (1) - limited business (variable annuities only)

2. Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Not applicable because the company is exempt under Rule 15c3-3 section (k) (1) - limited business (variable annuities only)

See accompanying notes and independent auditors' report.

CARLSON
&
SMITH LLP
CERTIFIED PUBLIC ACCOUNTANTS

WARNER CENTER
5550 TOPANGA CANYON BOULEVARD, SUITE 155
WOODLAND HILLS, CALIFORNIA 91367
(818) 887-3505
FAX (818) 887-6439
www.carlsoncpa.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Coldbrooke Financial Services, Inc
Irvine, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2011 to March 31, 2012, which were agreed to by Coldbrooke Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Coldbrooke Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Coldbrooke Financial Services Inc.'s management is responsible for the Coldbrooke Financial Services. Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries on the cash disbursement journal for the entire fiscal year noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with sales journal and supporting statements from the insurance company noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related sales journal and statements from the insurance company supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Carlson & Smith LLP

Carlson & Smith LLP
Woodland Hills, California
May 25, 2012

COLDBROOKE FINANCIAL SERVICES, INC.
SIPC Supplemental Report
As of March 31, 2012

The Company is exempt from a membership in Securities Investor Protection Corporation (SIPC) under Securities Investors Protection Act of 1970 SEC. 3 (a)(2)(A)(ii) – limited business (variable annuities only). However, the Company chooses to be a member of SIPC and files Form SIPC-7 annually. The revenue from sale of variable annuities are reported as Total Revenue and as Deduction (1) Revenue from the sale of variable annuities.


SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended March 31, 2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050979 FINRA MAR
COLDBROOKE FINANCIAL SERVICES INC
2601 MAIN ST STE 700
IRVINE CA 92614-4229

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Nina Manning
(949) 794-1050

2. A.	General Assessment (item 2e from page 2)	$ -0-
B.	Less payment made with SIPC-6 filed (exclude interest) ______ Date Paid	(-0-)
C.	Less prior overpayment applied	(-0-)
D.	Assessment balance due or (overpayment)	-0-
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	-0-
F.	Total assessment balance and interest due (or overpayment carried forward)	$ -0-
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ -0-
H.	Overpayment carried forward	$(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Coldbrooke Financial Services Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 19th day of April, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2011
and ending March 31, 2012

m No.	Eliminate cents
Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 826,984
Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	-0-
Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	826,984
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-0-
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	-0-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	-0-
Total deductions	826,984
SIPC Net Operating Revenues	$ -0-
General Assessment @ .0025	$ -0-
	(to page 1, line 2.A.)



CERTIFIED PUBLIC ACCOUNTANTS

WARNER CENTER
5550 TOPANGA CANYON BOULEVARD, SUITE 155
WOODLAND HILLS, CALIFORNIA 91367
(818) 887-3505
FAX (818) 887-6439
www.carlsoncpa.com

INDEPENDENT AUDITORS' INTERNAL CONTROL REPORT

Board of Directors
Coldbrooke Financial Services, Inc.
Irvine, California

In planning and performing our audit of the financial statements of Coldbrooke Financial Services, Inc. (the Company), as of and for the year ended March 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Board of Directors
Coldbrooke Financial Services, Inc.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carlson & Smith LLP

Carlson & Smith LLP
Woodland Hills, California
May 25, 2012

COLDBROOKE FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT
FOR THE YEAR ENDED
March 31, 2012

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